UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2011**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL USA, INC. REPRESENTED BY UNITED STEELWORKERS, AFL-CIO, LOCAL NO. 8363

(Full title of the Plan)

MURPHY OIL CORPORATION

(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas	**71731-7000**
(Address of issuer's principal executive office)	(Zip Code)

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by United Steelworkers, AFL-CIO, Local No. 8363

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363 (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Little Rock, Arkansas
June 28, 2012

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by United Steelworkers, AFL-CIO, Local No. 8363
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets		
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 13,096,088	19,757,739

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by United Steelworkers, AFL-CIO, Local No. 8363
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Beneficial interest in the net investment loss of Master Trust (see Note 2)	$ (2,040,828)
Contributions	
Employer	585,035
Employee	1,036,897
Total contributions	1,621,932
Transfer of assets to Thrift Plan for Employees of Murphy Oil Corporation	(29,550)
Benefits paid directly to participants	(6,213,205)
Net change for the year	(6,661,651)
Net assets available for benefits at beginning of year	19,757,739
Net assets available for benefits at end of year	$ 13,096,088

See accompanying notes to financial statements, page 6.

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363 [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee of Murphy Oil USA, Inc. [the Company], a wholly owned subsidiary of Murphy, who is represented by the United Steelworkers, AFL-CIO, Local No. 8363, and who is in Covered Employment as defined by the Plan may participate in the Plan. Effective March 1, 2009, an employee became eligible for participation in the Plan on the first day of the month coinciding with or next following employment. All existing employees at March 1, 2009, automatically became eligible for participation in the Plan.

On October 1, 2011, the Company sold its Meraux, Louisiana refinery. The Company continues to administer and report on the Thrift Plan for employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363, although subsequent to the sale, no additional contributions are accepted into the Plan.

Each participant's account is credited with the participant's contribution and allocations of (*a*) the Company's contribution up to September 30, 2011 and (*b*) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant is vested in Company contributions immediately.

A participant may withdraw from the Matching Employer Contribution Account ("Matching Employer") either totally or partially (limited to at least $250, or any higher multiple of 1% up to 50% of the account balance).

A withdrawal from either a Salary Deferral Account, Catch-up Contribution Account or a Rollover Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. In addition, a participant may only withdraw his/her Salary Deferral Account allotments without any adjustment for subsequent increases in value and forfeits Company contributions to the Matching Employer Contribution Account. After a hardship withdrawal from a Salary Deferral Account, participation in the Plan is suspended for 12 months.

A withdrawal from an After-Tax Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

An in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans at December 31, 2011 range from 3.25% to 8.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

In connection with the sale of the Meraux refinery on October 1, 2011, the Company no longer makes contributions to the Plan after the sale date.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Change in Accounting Principle

During 2010, the provisions of ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* (ASU 2010-25), became effective. The ASU requires loans to participants to be reported as Participant Loans Receivable at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance. Because the Plan reports a beneficial interest in the assets of the master trust and in investment income from those assets, the provisions of ASU 2010-25 had no effect on presentation in the Statements of Net Assets Available for Benefits or Changes in Net Assets Available for Benefits. The effect of the provisions of ASU 2010-25 was not considered material to the Plan's financial statements.

Basis of Accounting

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of two other plans sponsored by Murphy. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan.

On October 1, 2011, the Company sold its Meraux, Louisiana refinery. The Company continues to administer and report on the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363, although subsequent to the sale, no additional contributions are accepted into the Plan.

On September 30, 2011, the Company sold its Superior, Wisconsin refinery. The associated Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317, was transferred to the new owner of the Superior refinery. Subsequent to the sale, plan assets are administered and reported on by the new owner.

The following table presents the net assets of the Master Trust at December 31, 2011 and 2010 by type of investment.

	2011	2010
Investments at fair value		
Common Stock		
Murphy Oil Corporation	$ 43,851,215	55,638,529
Deltic Timber Corporation	368,258	356,407
Total common stock	44,219,473	55,994,936
Common/collective trust	45,447,466	53,566,640
Registered investment companies	86,796,036	97,226,160
Cash	864,266	1,419,720
Participant loans receivable	3,188,537	3,681,119
Other	181,253	(211,704)
Net assets at fair value	180,697,031	211,676,871
Adjustment of Common/collective trust to contract value	(988,562)	(431,558)
Net assets	$ 179,708,469	211,245,313

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2011 and 2010 were as follows.

Plan Name	2011	2010
Thrift Plan for Employees of Murphy Oil Corporation	$ 162,160,918	177,878,759
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363	13,096,088	19,757,739
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317	–	9,313,212
Profit Sharing Plan for Employees of Murphy Oil Corporation	4,451,463	4,295,603
Net assets	$ 179,708,469	211,245,313

The net increase (decrease) in the net assets of the Master Trust for the year ended December 31, 2011, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 3,184,739
Participant loan interest	117,442
Net appreciation (depreciation) in market value of investments	
Murphy Oil Corporation common stock	(13,910,855)
Other common stock	659,191
Registered investment companies	(5,219,219)
Total investment income (loss)	(15,168,702)
Administrative expenses	(92,898)
Net investment loss	$ (15,261,600)

The beneficial interests of the participating plans in the net investment income (loss) of the Master Trust net assets for the year ended December 31, 2011 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$(13,027,259)
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363	(2,040,828)
Profit Sharing Plan for Employees of Murphy Oil Corporation	(193,513)
Net investment loss	$(15,261,600)

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment loss of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC. FMTC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan. As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

	2011	2010
Average yield of guaranteed investment contract:		
Based on actual earnings	1.52%	1.47%
Based on interest rate credited to participants	1.58%	1.70%

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2011 and 2010, there was no outstanding balance related to this line of credit.

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2011 and 2010.

	2011	2010
Murphy common stock fund, 695,276 shares and 673,896 shares, respectively	$ 44,884,340	56,829,168
Managed Income Portfolio II, common/collective trust, 44,458,904 units and 53,135,082 units, respectively	44,458,904	53,135,082
Pimco Total Return Fund, registered investment company, 1,390,169 units and 1,432,323 units, respectively	15,111,140	15,540,709
Fidelity Fund, registered investment company, 478,824 shares and 566,398 shares, respectively	14,915,367	18,209,696
Fidelity Balanced Fund, registered investment company, 511,118 shares and 616,002 shares, respectively	9,297,243	11,229,713

3. Investment Options

Through the date of the sale of Meraux refinery on October 1, 2011, each Plan participant could have invested in one or more of 24 investment options within the Master Trust. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Deltic Stock Fund [DSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] managed by FMRC is a growth mutual fund that invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 15% of its assets in domestic equity funds, 5% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2000 to 2050. The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds. The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities. The fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.

Davis New York Venture Fund, Inc. [DNYVF] is a value mutual fund managed by Davis Selected Advisors, LP. The fund invests in common stocks of U.S. companies with market capitalization of at least $10 billion. The goal of DNYVF is to provide long-term capital growth.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid-cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $25 per share at the time of purchase. The goal of RLPSF is to provide long-term capital growth.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of SEMIF shares sold.

The Spartan U.S. Equity Index Fund [SUSEIF] is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy Oil Corporation Master Trust which exceed 5% of the Plan's net assets as of December 31, 2011 and 2010:

	2011	2010
Murphy Stock Fund	$ 5,384,750	8,018,732
Managed Income Portfolio II	3,011,603	4,293,446
Fidelity Fund	1,293,769	1,862,021
Fidelity Balanced Fund	666,695	1,008,547

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2011 and 2010, the Master Trust had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II), the Fidelity Fund, the Pimco Total Return Fund and the Fidelity Balanced Fund. MIP II is a common/collective trust sponsored by FMTC. The Fidelity Fund and Fidelity Balanced Fund are established mutual funds sponsored by a highly regarded investment management company. The Pimco Total Return Fund is managed by Pacific Investment Management Company, also a highly regarded investment management company. Historically, the Master Trust has not incurred any credit-related losses.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Master Trust paid $92,898 in trustee and administrative fees to FMTC and FIIOC in 2011. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. A favorable determination letter dated July 2, 2009 was received by the Plan. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust. With few exceptions, the Plan is no longer subject to U.S. federal income tax examinations by tax authorities subsequent to 2008.

8. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy. There are no level 3 investments.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010.

		Fair Value Measurements Using		
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock				
Oil and Gas (Murphy)	$ 5,384,750	5,384,750	–	–
Timber (Deltic)	5,224	5,224	–	–
Mutual Funds				
Large Growth	3,585,385	3,585,385	–	–
Income	154,302	154,302	–	–
Small Cap	159,214	159,214	–	–
Mid Cap	95,422	95,422	–	–
Index	180,313	180,313	–	–
International	202,311	202,311	–	–
Common/collective Trust	3,011,603	–	3,011,603	–
Total at Fair Value	$ 12,778,524	9,766,921	3,011,603	–
December 31, 2010				
Common Stock				
Oil and Gas (Murphy)	$ 8,018,732	8,018,732	–	–
Timber (Deltic)	4,858	4,858	–	–
Mutual Funds				
Large Growth	5,043,016	5,043,016	–	–
Income	591,069	591,069	–	–
Small Cap	504,201	504,201	–	–
Mid Cap	104,218	104,218	–	–
Index	184,611	184,611	–	–
International	551,100	551,100	–	–
Common/collective Trust	4,293,446	–	4,293,446	–
Total at Fair Value	$ 19,295,251	15,001,805	4,293,446	–

The above table does not include Participant loans receivable in the amount of $317,564 and $462,488 for 2011 and 2010, respectively.

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by United Steelworkers, AFL-CIO, Local No. 8363

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue/ description of investment	Current value
Beneficial interest in Master Trust	$ 13,096,088

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by United Steelworkers, AFL-CIO, Local No. 8363

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL USA, INC. REPRESENTED
BY UNITED STEELWORKERS,
AFL-CIO, LOCAL NO. 8363

Date: June 28, 2012

By: Kelli M. Hammock
Kelli M. Hammock
Vice President, Administration and
Chair of Employee Benefits Committee,
Murphy Oil Corporation

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We consent to incorporation by reference in the Registration Statements (Nos. 333-142789, 333-157107 and 333-177206) on Form S-8 of Murphy Oil Corporation of our report dated June 28, 2012, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363, as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363.

BKD, LLP

Little Rock, Arkansas
June 28, 2012